Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

02060436

SUPPL

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

8 November 2002

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
8 November 2002	Announcement to Australian Stock Exchange Annual General Meeting - Chairman's Address
8 November 2002	Announcement to Australian Stock Exchange Annual General Meeting - Managing Director's Address
8 November 2002	Announcement to Australian Stock Exchange Resolutions Approved at the Annual General Meeting of Shareholders and Disclosure of Proxy Votes
8 November 2002	Announcement to Australian Stock Exchange Appendix 3Z – Final Director's Interest Notice - Dr Y H Chua
8 November 2002	Announcement to Australian Stock Exchange Appendix 3Z – Final Director's Interest Notice - Mr R G Mueller
8 November 2002	Australian Securities and Investments Commission Form 304 - Notification of Change of Officeholders

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

12/11

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

8 November 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Nine (9) pages

Dear Sir

Re: Stock Exchange Announcement
Chairman's Address

In accordance with Listing Rule 3.13.3, I enclose a copy of the Chairman's Address to be delivered at the Annual General Meeting to be held at The Westin Sydney, No. 1 Martin Place, Sydney on Friday 8 November 2002 commencing at 10.00 am.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

2002 ANNUAL GENERAL MEETING

Chairman's Address

Good morning. I am Jill Conway, Chairman of the Board of Lend Lease Corporation.

I want to welcome you all and say how glad we are you could join us today for Lend Lease's Annual General Meeting.

We have changed the time and location of this year's meeting in response to comments from you, our shareholders, that you preferred a daytime meeting at a location convenient to public transport.

So we hope you like the new venue, and look forward to hearing your comments during the refreshment period, for which we hope you'll all stay.

Our agenda for this morning will consist of presentations from me and from David Higgins, followed by the formal business. The Board and I welcome your questions and comments and will call for them during discussion of the first Resolution.

Now before I talk about the past year at Lend Lease, I would like to introduce the other members of the Board of Directors. The executive members of the Board are:

- David Higgins, Managing Director
- Robert Tsenin, Finance Director, and
- Albert Aiello, Chief Information Officer.

And the non-executive members are:

- Rudi Mueller
- Yong-Hai Chua
- Peter Goldmark
- Richard Longes, who is Deputy Chairman
- David Crawford, and
- Gordon Edington.

Also on stage is Phil Crewes, our Company Secretary.

I'd like to also introduce you to some of our senior management in the audience today.

Ross Taylor heads the Real Estate Solutions business globally. Also here is Des Marks, CEO of Real Estate Solutions in Asia/Pacific.

David Ross is the CEO of the Real Estate Investments business globally. And Nic Lyons, who is CEO Real Estate Investments here in Australia.

It's been a busy but challenging year at Lend Lease, as it has been for most global businesses during this time of extreme volatility in financial markets.

Even so, since we met last November, we have taken some significant steps with our global real estate businesses.

In Real Estate Solutions we have achieved a commanding position in the Private Finance Initiative - or PFI sector - in the United Kingdom, particularly in relation to the healthcare industry.

We have also won major mandates for military housing projects, both in the US and the UK.

As you can see, these are long-term projects with accompanying long-term revenue streams.

Our Development group, now integrated within Real Estate Solutions, is in the process of gaining planning approval - the final step in the process, for the Greenwich Peninsula project in east London. This project will be one of the largest urban renewal projects of its kind in the UK.

Here in Sydney our development at Jacksons Landing is experiencing great demand for its latest apartment offering, with nearly 50% of the 100 units sold in the first two hours of their launch.

Bovis Lend Lease also won widespread acclaim for its leadership in managing the clean-up of the World Trade Center, a demanding project completed well ahead of schedule.

On the Real Estate Investments side of the business GLL Real Estate Partners - our joint venture with the Italian insurer, Generali - has been very active since we last met, most recently making a major office tower acquisition in San Francisco - the first acquisition for its new €600 million core fund that will invest in US and European office properties.

And our Housing and Community Investing business - or HCI - increased its transaction volume by 30%, maintaining their market share.

Value Enhancement Fund V - our latest US enhanced yield fund - continues its capital raising, with over US$325 million in commitments to date.

This success reflects the strong franchise the VEF Series has established, and was a solid achievement, given the turbulent capital raising environment in which they worked.

But of course there are challenges as well as opportunities for us in our global businesses.

Some parts of our US Equity businesses are not performing well, and the UK PFI business - while offering long-term secure revenues - carries heavy bidding costs which will require us to focus our skills on specific sectors.

And although Bovis Lend Lease has a strong backlog going out 18 months and beyond in its US business, the US economy will mean we have to keep a close watch on all projects and businesses.

So while Lend Lease has faced challenging global economic conditions, we have achieved a good deal of momentum and success in many businesses.

In that context, the Board is pleased with the results achieved in the 2002 financial year, particularly given the great volatility in world markets.

Lend Lease's profit after tax of $226 million was well ahead of market expectations. The result represented 36% growth in pre-amortisation earnings per share, and an improvement in Return on Equity from 6.4% in 2001 to 8.0% in 2002.

Even though the year represented sound performance overall, the Board was disappointed with the results from some segments of the Real Estate Investments - or REI business.

Because of this, we have undertaken a review of our REI businesses.

Completing this review and acting on its outcomes, are top priorities for the Board. We expect to finalise the review by the end of the year.

I want to emphasise that many parts of REI are performing well, especially here in Australia.

David Higgins will go into more detail on the past year's results, but I want to underline for this audience the strength of Lend Lease's financial position, which is underpinned by our strong balance sheet and improved quality of earnings in 2002.

Putting our past year's result in perspective, it is important to first look at the economic landscape globally.

While Australia has continued to defy the odds and has maintained relatively strong economic growth, much of the world is experiencing a downturn. It is obvious that there have been weaknesses in the global economy.

The US is clearly in a recession and the jury is still out on whether they will experience a double-dip scenario.

Europe has experienced a milder recession than that of the US; however, we expect the recovery to be slower, hindering meaningful economic growth in the short term.

Asian economies were hit hard by the US recession, but we are starting to see some signs of recovery, notwithstanding Japan's continuing deflation.

Lend Lease's presence in 43 countries is of particular benefit at a time like this, as growth in regions or parts of our business can serve to offset the impact of the downturns we would experience with exposure to just a few countries or real estate sectors.

We face some significant challenges in the year ahead. However, as we stand here today, our outlook for 2003 of achieving a slight increase on the 2002 operating result remains unchanged.

To achieve this outlook, we expect to grow 2003 operating earnings by at least A$28 million after tax - or around 14% - replacing the last of the Westpac profit, which was recorded in 2002. The 2003 budget is based on increased operating revenue in both businesses, and further reductions in corporate overheads.

As we announced last May, David Higgins will be leaving Lend Lease as soon as his successor has been identified. In the meantime he continues to be focused on the strategic review of the Real Estate Investments business.

We have been looking for a CEO with a proven track record in building global businesses, a record of strong operational efficiency, and experience in integrating a business built by acquisition. We are well along in our search, and have been pleased by the quality of the candidates, and the level of interest in Lend Lease.

We are on-track to make the selection by year end, as previously announced.

We continue to see great opportunity in global real estate.

Although the sector has not been completely immune to the downturns on a relative basis, real estate returns continue to beat stocks and bonds. And we expect that investors, companies and governments will increasingly seek their real estate services from financially sound, capable global players.

This is already becoming apparent in some of our recent successes, such as the decision by the UK Ministry of Defence to name us as preferred bidder on its Single Living Accommodation Modernisation - or SLAM programme.

To take another example, investors in real estate have also benefited from our Real Estate Investments' capacity to manage cross border capital investment, as in Lend Lease US Office Trust and the Global Fund.

One of the key issues prompting our strategic review of the Real Estate Investments business has been the changed market and competitive environment brought about by the increased interest of major financial institutions in real estate. The recent purchase of RREEF by Deutsche Bank highlights the consolidation in the industry and the need for broad distribution capability.

It's hardly necessary to draw your attention to the degree of speculation and rumour in the media about the likely outcome of our REI review.

As we've said before, the review is aimed at maximising shareholder value from the REI businesses in the challenging market environment I've described. It has been a very complex exercise encompassing all possible options, and has involved more than 100 staff members from all parts of the company worldwide.

While we have not yet finalised the process, we remain on track to complete the review by the end of the year.

Meanwhile, the REI business has had some significant accomplishments:

- Our flagship Global Fund recently completed its investment programme, and now totals over US$1.5 billion of real estate assets throughout Europe and Asia. The Fund is on target to meet its objectives and has already realised impressive gains from some earlier acquisitions.

- Lend Lease Rosen - our US real estate securities joint venture - has received several new client mandates totalling over US$500 million. In August we announced plans to increase our stake in Lend Lease Rosen, which currently stands at 77%, with the intention of acquiring the remainder of the company under a three year commitment.

- Here in Australia, Lend Lease US Office Trust has just made a major acquisition with the 50% purchase of First Union Financial Center in Miami. The acquisition placement was significantly oversubscribed, exhibiting the strong appetite for US real estate by Australian investors, and the good performance of the Trust. This is a major step in the Trust's plans to grow its Assets Under Management.

Real Estate Solutions continues to perform strongly as well. The combined strength of Bovis Lend Lease and our development capability has created a strong business that is capital efficient and which will continue to produce earnings growth. Bovis Lend Lease has continued to build on its four past consecutive years of profit growth. Its outlook remains strong, with good forward workload and a growing backlog.

The Real Estate Solutions business is now well advanced in building new businesses with stable, predictable earnings based on its early success in winning PFI projects in the UK and USA.

On the development side, the business is focusing on integrated opportunities like Victoria Harbour in Melbourne, Greenwich Peninsula in London which I mentioned earlier, and the Delfin Lend Lease urban communities business.

We have successfully integrated the Delfin business. Delfin Lend Lease is now the clear market leader in urban communities, with 21 projects across Australia's major urban growth corridors.

The most recent addition to Delfin Lend Lease's growing list of projects in Australia is at Boral's Greystanes site. The 104-hectare residential site will be developed over the next five years, and will eventually have approximately 1,500 dwellings.

The focus on long term projects will provide annuity style income streams for years to come.

The Real Estate Solutions business is making good progress. It is well diversified across sectors and regions that offer the best prospects over the next five years.

However, as a company, we are yet to see a return to sustainable share price growth.

I understand the concern you, as shareholders, have that Lend Lease's share price remains significantly below where it was two years ago. Not only do I understand your concern, but also speak for all employees and directors, in saying it has impacted us all.

Employees are the largest shareholders in the company and a significant proportion of Directors' salaries come in Lend Lease shares.

Since last year's AGM, the ASX 200 has fallen by around 7% and the S&P 500 is down 15%, both of which are having an impact on Lend Lease's share price, which yesterday was down 9% on last year.

Individual companies can do little about the current negative state of world equity markets. The best thing Lend Lease can do is to successfully execute our strategy, increase the amount and quality of earnings and finalise plans for the REI business.

As we report to you today, the company is very focused on each of these responsibilities, and we are confident of our capacity to deliver good outcomes on each measure.

Now I would like to discuss Lend Lease's Governance.

Lend Lease's Board size and diversity was built up as we developed our plans for global expansion.

We have benefited from directors located in growth areas for our business but, with our overseas expansion largely complete, the Board unanimously agreed in August that it is appropriate to go forward with a reduced number of directors.

Four of our Board members retire this year. As you know, Diane Grady retired from the Lend Lease Board in June. Rudi Mueller, Yong Hai Chua and Albert Aiello will also be retiring this year.

I would like to thank them for their diligent service, and their many contributions to our Board deliberations.

Diane committed large amounts of time to work on our HR policies and people development.

Rudi has devoted equally large amounts of time to helping us work out troubled investments, such as THI and Chelverton. We thank him for the determined efforts that have been invaluable to management and the Board.

Yong Hai has been a trusted guide and adviser to the Lend Lease team in Asia, and generous with his time as a representative for us in new business ventures in the Asia Pacific area.

Al has racked-up the largest ever total of airline miles achieved by a Lend Lease executive as he has travelled the globe overseeing the development of our IT platforms. We have all benefited from his broad experience and his willingness to tackle difficult IT integration problems.

Personally I would like to thank Diane, Rudi, Yong Hai and Al for their invaluable advice and guidance to me, given unstintingly and without complaint no matter what hour of the day or night I was on the phone asking for advice. They have each made major contributions to Lend Lease, and we are all in their debt.

Now I would like to briefly review the credentials of the remaining non-executive directors for you.

Richard Longes, Lend Lease's Deputy Chairman, has a long history with Lend Lease and intimate knowledge of the Group and our business.

Peter Goldmark, who is Chairman of the Personnel and Organisation Committee, brings to Lend Lease his wide experience as a CEO and senior executive of major organisations, both public and private, in the US and internationally.

David Crawford is Chairman of the Risk and Compliance Committee. Having worked with many large corporations and governments, his extensive legal and business experience is invaluable to us, not only in risk and compliance, but across all areas of the business.

Gordon Edington has extensive experience in the property sector, particularly in the UK but also internationally. Gordon also makes many important contributions across the Real Estate Solutions business.

For the present, we plan to continue as a Board of five non-executive directors and two executive directors. We think this is an appropriate balance of executive and non-executive directors at this stage.

Also, based on the experiences of the Executive Committee formed in May, this smaller size will give the full Board a much closer working relationship with senior management. It will also involve the full Board in all aspects of strategy, governance, and the increasingly complex and important area of risk management and audit.

We will of course keep the matter of Board composition under review.

Being a global company, our senior management may not be as visible to you in Australia as they should be. It is important that our shareholders realise who they are and what they do.

David Ross is Global CEO of our Real Estate Investments operations. David, as you know, is now based in Atlanta to be closer to the US business.

David is supported by his team of regional business leaders:

- Fred Pratt, CEO Real Estate Investments in US
- Charles Foster Taylor, Chief Executive REI in Europe
- Jim Quille, based in Hong Kong, who runs Lend Lease's Global Fund, and
- Nic Lyons who heads Real Estate Investments in Australia.

Ross Taylor, who is based in London, runs our global Real Estate Solutions business.

- Charlie Bacon heads the US Real Estate Solutions business, and
- John Spanswick is CEO of RES in Europe,
- Pedro Ladron De Guevara leads RES's Global Markets Group, which includes the BP Global Alliance, and
- David Hutton, based in London, heads Mergers and Acquisitions for the RES business.
- Des Marks is CEO of Real Estate Solutions here at home in the Asia Pacific region and based in Sydney.

There are over 10,000 Lend Lease people located around the globe, and I am personally proud of their wonderful efforts in making Lend Lease a stronger company throughout these testing last 12 months.

Here they are hard at work at Lend Lease's 7th annual Community Day event. This is a day in which all employees volunteer into their local communities as part of Lend Lease's commitment as a corporate citizen in each of the communities in which we operate.

I want to thank all our employees for their contributions to the company at work and in the community, and express the appreciation of the Board for their hard work.

In summary, although it has clearly been a tough environment for many companies around the world, Lend Lease achieved improved earnings in both businesses. The Board and I are pleased with that achievement.

We still have a lot to do, but the progress to date is encouraging.

The review of the REI business is our #1 priority. We've done a lot of work and are on-track to complete the review by the end of the year.

We have seen strong interest in the company from some very talented candidates for the CEO role, and are pleased with the recruitment process. We expect to make an appointment by the end of the year.

Despite the focus on these two very high profile issues, the company has been extraordinarily busy with some terrific wins which continue to build our position as a global real estate company.

Finally, I would like to thank all shareholders for their support, and assure you that the Board, senior management and I remain focused on increasing the value of your investment.

Now, as I call on David Higgins to update you on more of the details of our 2002 financial result, I want to record our appreciation of his contribution and leadership since his appointment in 1995.

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

8 November 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Six (6) pages

Dear Sir

Re: Stock Exchange Announcement
Managing Director's Address

In accordance with Listing Rule 3.13.3, I enclose a copy of the Managing Director's Address to be delivered at the Annual General Meeting to be held at The Westin Sydney, No. 1 Martin Place, Sydney on Friday 8 November 2002 commencing at 10.00 am.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

2002 ANNUAL GENERAL MEETING

Managing Director's Address

Thank you Jill, and good morning everyone.

At last year's AGM, we knew we had entered a more challenging economic environment.

12 months on, as Jill has said, the situation in global economies has not improved and remains uncertain. Lend Lease has met those challenges and is in a strong position to continue to weather turbulent conditions.

Today I will take you through our financial results for the year, highlighting our many accomplishments and the steps that are being taken to improve the business.

Our 2002 profit after tax of $226 million was in line with our expectations and above the market consensus.

The key points to note from our results are that:

- Both businesses contributed to the improved result.
- Real Estate Solutions performed strongly.
- While REI grew overall, returns from the US business were down.

Global Real Estate Investments' profit was up 20% in 2002.

As can be seen from the slide, Australia performed well, and Europe and Asia also improved their relative positions. While the US business was down overall, there were a number of good performances from various units within the US operation.

Let's focus on the US REI business which, as Jill explained, has been the subject of an intense review this year.

There are three components to the business - Real Estate Equity; Housing and Community Investing, or HCI; and the Commercial Credit, or Debt businesses.

The profit drivers for each are quite different, so I'll deal with each of them separately.

The Equity business is where we manage private real estate assets and public real estate securities, primarily for US pension funds. Assets under Management is the key profit driver for this business and this determines revenue from asset and investment management fees.

The decline in AUM in 2002 is therefore a disappointment, as it will place a further drag on earnings from this business in the current year.

While Equity AUM remains under pressure, it has been pleasing to see more than US$1 billion in either AUM or capital commitments in the US since June this year.

Lend Lease Rosen has been a significant component of this. It is a growth business, well positioned to take advantage of the increased interest in real estate investment trusts by institutional and individual investors.

So while these transactions indicate some improvement compared to conditions in '02, on-going economic uncertainty in the US calls for caution about short term growth prospects.

Our Housing and Community Investing business has continued its strong performance with a 30% increase in transaction volume in 2002.

Importantly, the business has maintained its market share and is on-track to achieve increased transaction volumes in 2003.

Our Debt businesses include Commercial Credit and HFF.

The Commercial Credit business delivered a 12% increase in profit despite a reduction in revenue.

This was a result of a very successful focus on costs.

The historically low interest rate environment in the US had a clear impact on Commercial Credit's revenues, particularly the earnings on the CapMark float.

HFF made a small loss, mainly because of thinner margins on lower originations in the wake of September 11.

In Australia, we've had continued strong performance, with growth in Assets Under Management of 7% over the year and a profit after tax in 2002 of A$30 million.

There is a good market in Australia in which to raise capital in listed vehicles - both for domestic and offshore assets.

This is exemplified by the market's very strong support for Lend Lease US Office Trust's recent acquisition of the First Union Center in Miami.

We are very happy with the outlook for the Australian business.

In Asia, the loss in 2002 reflects the still early stage of building the REI business in that region.

Caution is the key to managing our build-up there, especially given the state of various economies.

This has led to decisions to delay our entry into the REIT markets in Singapore and Japan for the time being.

In the meantime, we continue our International Distressed Debt Fund, which raised US$350 million. This Fund should deliver its first profits to us this year.

The profit from Europe includes income from our ownership of the 30% interest in Bluewater and the sale of Arrábida shopping centre in Portugal.

The European business is otherwise still in establishment phase, with some good progress.

This includes:

- The Generali joint venture generating its first profit within 18 months of start-up;
- And over the last few months the Global Fund acquiring approximately US$1 billion of real estate assets in Europe, completing its investment programme.

I now want to review the Real Estate Solutions business.

RES has continued its strong performance, with 2002 profit up 26%.

This slide shows the major elements of the RES business as it stands around the world today.

The strategy for this business is both simple and compelling.

There are two major parts to RES:

- First is to utilise the extensive Bovis Lend Lease global platform to identify and focus on the major sectors that offer the best opportunities over the coming years. This has led to our success in healthcare, education and military housing projects in the UK and USA, as well as project management and construction projects in the pharmaceutical and commercial sectors.

- The second point of the strategy is the application of what we call the third party capital model to our Development business.

Under the third party capital model, we no longer risk significant sums of shareholder capital on one-off speculative projects. Instead, we apply our development expertise and limited amounts of capital alongside partners and clients who hold significant real estate assets.

This strategy includes such projects as Hickson Road in Sydney; the Delfin Lend Lease land management business; and urban regeneration projects, such as Victoria Harbour in Melbourne and Greenwich Peninsula in London.

To make this two-part strategy work, the project management and construction operations of Bovis Lend Lease have been closely integrated with Lend Lease's experienced development business. This ensures we can draw on all of Lend Lease's market intelligence and expertise for any opportunity, wherever it may be in the world.

Let's first look at Bovis Lend Lease's operating result and then the integrated development highlights.

Bovis Lend Lease is a global business with a growing reputation, exemplified by our role as Project Manager on the World Trade Center "Ground Zero" site in New York. Bovis Lend Lease is a clear market leader, and has successfully differentiated itself from its competition.

It has continued to perform well for us, and has delivered an excellent result of a 32% increase in profits in 2002, in the face of a tough business climate.

The quality of Bovis Lend Lease's earnings has also continued to improve.

The proportion of profits derived from long-term contracts and relationships, has increased from 36% in 2001 to 38% in 2002.

We expect this trend of improving earnings quality to continue.

Two of the key drivers of Bovis Lend Lease's profitability are the growth in Backlog Gross Profit Margin and the Profitability Ratio.

Backlog GPM is the profit that we expect to earn on our forward workload. The Backlog increased by 15% over the year.

Our focus on overheads has resulted in a steady improvement in the Profitability Ratio from 22% in 2000 to 30% last year. We are well positioned to improve that ratio over the coming years.

Bovis Lend Lease has identified PFIs as a high priority opportunity. They have the characteristics we seek: long term contracts, opportunities for integration of our services and repeat business.

Obviously a large degree of the benefits flow to us from the initial construction of the asset. But we also receive some annuity earnings from the facilities management and maintenance of the asset over the life of the contract.

Our Catalyst Healthcare unit has six UK hospitals, which gives us a leading market share. This includes the recently won Manchester Hospital, which will be our largest PFI project to date.

Our pipeline of bids - for both healthcare and education projects in the UK - is very strong.

Jill mentioned that our focus on UK military privatisation bids is beginning to pay off. We recently announced that we had achieved preferred bidder status on Phase I of the UK Ministry of Defence's SLAM project.

This is a Public Private Partnership project that will involve approximately £1 billion of construction work for the modernisation of the military's single living accommodation across England and Wales over the next 10 years.

The construction work should be even across the ten year period, so it will provide a stable recurrent earnings stream for us.

We are currently 1 of 2 in the bidding process for the £3 billion Allenby & Connaught military housing project, and have been shortlisted to 1 of 5 on the South West PRIME Project.

In the US, the Fort Hood project has now been under way for almost a year and is proceeding well providing us with a good track record for future bids.

Actus Lend Lease has reached preferred bidder status on two other US military housing projects in South Carolina and Kentucky.

Now let's look at some of the highlights of our land management and urban regeneration operations.

Delfin - which was acquired in August last year - has been integrated into Lend Lease and produced a profit after tax of $21 million in 2002, which was in line with our expectations.

As you can see on the slide, it has a very healthy sales inventory, and is well positioned to weather any downturn in the residential market.

In Australia the Urban Regeneration business also generated an after tax profit of $21 million in 2002, principally from the Jacksons Landing and Newington projects.

The Victoria Harbour project in Melbourne is progressing with the construction of The National's headquarters.

This is an integrated project that involves all parts of Lend Lease's businesses, including Bovis Lend Lease, our development skills and the Real Estate Investments business.

The establishment of an Urban Communities business in the UK is underway, with Greenwich Peninsula being the foundation project. The £4 billion project will involve the long term regeneration of 190 acres, which incorporate the Millennium Dome and surrounding areas on the Greenwich Peninsula.

This will include over 7,500 new homes and around 3.5 million square feet of mixed-use commercial space.

We see further opportunities in the UK for an Urban Communities business.

Lend Lease has a series of development projects, which will deliver profits over the next 3 to 4 years.

Importantly, these are done without a significant amount of shareholder capital at risk.

Before I conclude, I want to reinforce with you the financial strength of our organisation.

At a time of such global uncertainty Lend Lease had a net debt at 30 June of only $35 million.

We have deliberately remained cautious in respect of acquisitions over the last 12 to 18 months. This has proved to be the correct strategy, as potential targets are now trading at significantly lower levels today.

Ladies and gentlemen, to conclude what is my last AGM address to you as CEO, I would like to say that while we have not yet achieved all of the benefits of our transition, in the short space of 7 years Lend Lease has gone from being a domestic company to one which has a global presence in real estate.

We now have the opportunity to utilise our strong balance sheet and our established businesses to create a true global leader in real estate in coming years.

It has been an honour to have worked with this great company for the past 17 years and to have served you as CEO.

And I'd like to take this opportunity to thank the many people who represent the Lend Lease stakeholders for supporting me in my tenure as Chief Executive Officer of Lend Lease. They include Board members, shareholders, clients, analysts, media, government agencies and - most of all - our employees.

Thank you.

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

8 November 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Two (2) pages

Dear Sir

Re: Stock Exchange Announcement –Resolutions Approved at the Annual General Meeting of Shareholders and Disclosure of Proxy Votes

In accordance with Listing Rule 3.13.2, we advise that the two resolutions contained in the Notice of Meeting dated 27 September 2002, placed before the shareholders at the Annual General Meeting of the Company held on Friday 8 November 2002 at The Westin Sydney, No. 1 Martin Place, Sydney, were approved by the requisite majority on a show of hands.

ORDINARY BUSINESS

Accounts and Reports

1. To receive the Financial Report for the year ended 30 June 2002, together with the reports of the Directors and Auditors thereon.

Directors

2. To elect a Director,

   Mr R E Tsenin retires in accordance with Rule 6.1(f) of the Constitution and, being eligible, submits himself for re-election.

   Rr Y H Chua retires in accordance with Rules 6.1(f) of the Constitution but does not submit himself for re-election.

   Mr R G Mueller retires in accordance with Rules 6.1(f) of the Constitution but does not submit himself for re-election.

In accordance with section 251AA of the Corporations Act 2001, the total number of proxy votes exercisable in respect of the resolution were as follows:

	Resolution 1 Accounts	Resolution 2 R E Tsenin Re-election
Carried (C) or defeated (D)	C	C
Decided by show of hands (S) or a poll (P)	S	S
Total number of proxy votes exercisable by proxies validly appointed: ▪ was to vote for the resolution ▪ was to vote against the resolution ▪ may vote at the proxy's discretion ▪ was to abstain on the resolution	 158,284,022 165,060 18,647,757 2,542,103	 149,463,039 3,094,330 18,738,226 8,247,198
Total votes cast on a poll in favour of the resolution	N/A	N/A
Total votes cast on a poll against the resolution	N/A	N/A
Total votes cast on a poll abstaining on the resolution	N/A	N/A
Total votes exercisable by proxies which were not cast	N/A	N/A

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

8 November 2002

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3Z – Final Director's Interest Notice

Please find attached Appendix 3Z (Final Director's Interest Notice) for Dr Y H Chua, who retired as a Director of Lend Lease Corporation Limited today.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LEND LEASE CORPORATION LIMITED
ABN	32 000 226 228

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	YONG HAI CHUA
Date of last notice	25 OCTOBER 2002
Date that director ceased to be director	8 NOVEMBER 2002

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
14,153 ORDINARY SHARES IN LEND LEASE CORPORATION LIMITED (LLC) 2,240 UNITS IN GENERAL PROPERTY TRUST (GPT)

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
NED RBP PTY LIMITED (AS TRUSTEE FOR SHARES ALLOTTED UNDER THE NON-EXECUTIVE DIRECTORS' RETIREMENT BENEFIT PLAN APPROVED BY THE SHAREHOLDERS AT A MEETING HELD ON 2 NOVEMBER 2000)	1,522 ORDINARY SHARES IN LEND LEASE CORPORATION LIMITED (LLC)

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

8 November 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3Z – Final Director's Interest Notice

Please find attached Appendix 3Z (Final Director's Interest Notice) for Mr R G Mueller, who retired as a Director of Lend Lease Corporation Limited today.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	LEND LEASE CORPORATION LIMITED
ABN	32 000 226 228

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	RUDOLF GOTTFRIED MUELLER
Date of last notice	25 OCTOBER 2002
Date that director ceased to be director	8 NOVEMBER 2002

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
8,000 ORDINARY SHARES IN LEND LEASE CORPORATION LIMITED (LLC)

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
NED RBP PTY LIMITED (AS TRUSTEE FOR SHARES ALLOTTED UNDER THE NON-EXECUTIVE DIRECTORS' RETIREMENT BENEFIT PLAN APPROVED BY THE SHAREHOLDERS AT A MEETING HELD ON 2 NOVEMBER 2000)	1,522 ORDINARY SHARES IN LEND LEASE CORPORATION LIMITED (LLC)

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

ASIC registered agent number	
lodging party or agent name	Lend Lease Corporation Limited
office, level, business name or PO Box no.	Level 46 Tower Building
street number & name	Australia Square
suburb/city	Sydney state/territory NSW postcode 2000
telephone	(02) 9236-6111
facsimile	(02) 9252-2192
DX number	10230 suburb/city SSE

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **304**
Corporations Act 2001
205B & 601CV(1)

Notification of
change to officeholders

corporation name	Lend Lease Corporation Limited
ACN or ARBN	000 226 228

New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for : effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

Ceasing to hold office

family name Chua given names Yong Hai
date of birth (d/m/y) 17 / 5 / 1944 place of birth Singapore
date ceased (d/m/y) 8 / 11 / 200 office held [X] director [ ] secretary [ ] alternate director for:

family name Mueller given names Rudolf Gottfried
date of birth (d/m/y) 28 / 5 / 1934 place of birth St Gallen, Switzerland
date ceased (d/m/y) 8 / 11 / 200 office held [X] director [ ] secretary [ ] alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held [ ] director [ ] secretary [ ] alternate director for:

Change of name or address of officeholder

family name (previously notified) given names
date of birth (d/m/y) / / Is this person also an **alternate director**? [ ] (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

family name (previously notified) given names
date of birth (d/m/y) / / Is this person also an **alternate director**? [ ] (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)

Signature

I certify that the information in this form is true and correct.

print name S J Sharpe capacity Company Secretary

sign here S. Sharpe date 8 / 11 / 2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins